August 4, 2025

Wong Kok Seng
Chief Executive Officer
UltraTrex Inc.
220 Orchard Road
Unit 05-02, Midpoint Orchard
Singapore 238852

       Re: UltraTrex Inc.
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted July 22, 2025
           CIK No. 0002046954
Dear Wong Kok Seng:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 18, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1
Prospectus Summary, page 1

1. We note your response to prior comment 3. Please update your organizational chart on page 7, and elsewhere as necessary, to include the voting control of those parties prior to and after the offering to reflect the issuance of the Class B shares. August 4, 2025
Page 2
Management's Discussion and Analysis of Our Financial Condition and Results of Operations
Organization and reorganization, page 35

2. We note in the disclosure regarding UMSB on page 36 you refer to the "Concert
       Parties" however, in your response to prior comment 4 you did not refer to an acting-
       in-concert agreement governing the control of UMSB. Please clarify your disclosure and advise us. If an acting-in-concert agreement governing the control of UMSB exists, disclose the details of this agreement including the date, the parties involved, and the identity of the controlling person(s) on pages 36 and F-9. You should also file this agreement as an exhibit.
3. We note after Mr. Halim transferred his 20% equity interest in UMSB on December 6,
       2023, he held no equity in UMSB. Clarify in your disclosure your basis for consolidating this entity with the other entities for which Mr. Halim holds a controlling equity interest and advise us in detail.
4. Disclose on pages 37 and F-10 why the Group is considered to exercise control over
       PT Ultratrex Indonesia and not Mr. Halim, and advise us. In light of his 98% equity interest it appears he controls.
5. Disclose on pages 37 and F-10 why the Group is considered to have exercised control over Ultratrex Co. Ltd and not Mr. Halim, and advise us. In light of his 90% equity interest in Ultrator Co., Ltd, it appears he controlled it prior to the November 29,
       2024 acquisition by Ultratrex Singapore.
Financial Statements
Note 1. General Information
Organization and reorganization, page F-8

6. Explain why in the table of page F-9 you indicate you held a 100% equity interest in Ultratrex Asia Pacific Pte. Ltd. at June 30, 2024 and June 30, 2023, prior to the July 3, 2024 date of incorporation. Similarly revise the disclosure on page F-69 and elsewhere, as applicable.

        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Mitchell Austin at 202-551-3574
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Yarona Yieh